Exhibit 21.1

 VENUS CONCEPT INC. – SUBSIDIARIES

No.	Name	Jurisdiction
1	Venus Concept SL	Spain
2	Venus Concept Mexico SA DE SV	Mexico
3	Venus Concept GmbH	Germany
4	Venus Concept Australia PTY Ltd	Victoria, Australia
5	Venus Concept USA, Inc.	Delaware, USA
6	Venus Concept Canada Corp.	Ontario, Canada
7	Venus Concept Ltd.	Israel
8	Venus Concept Israel Ltd.	Israel
9	Venus Concept (Shanghai) Co., Ltd.	China
10	Venus Concept (HK) Limited	Hong Kong
11	Venus Concept Japan	Japan